US SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

     SCHEDULE 13d – Amendment No. 13
Under the Securities Exchange Act of 1934

Littlefield Corporation
(name of issuer)

     8,959,244 shares outstanding
Common Stock, $0.001 Par Value per Share
(title of class of securities)

527590101
(CUSIP number)

Jeffrey L Minch
2501 North Lamar Boulevard
Austin, Texas 78705
512-476-5141
jminch@littlefield.com
(name, address, telephone number of person authorized to receive notices and communications)

21 April 2006
(date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐                                  box not checked.

Note: Schedules filed in paper format shall include a singed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall note be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SEC Form 13D Amendment No 13	Page: 2

	1. Names of reporting persons:	Jeffrey L Minch
	2. Check the appropriate box if a Member of a Group:
	(a) ☐	box not checked
	(b) ☐	box not checked
	3 . SEC Use Only

	4. Source of Funds:	Personal Funds – “PF”
5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) ☐ or 2(e) ☐
		neither box checked
	6. Citizenship:	United States
Number of shares beneficially owned by each reporting person with:	7. Sole voting power:	3,035,942
	8. Shared voting power:	3,035,942
	9. Sole dispositive power:	3,035,942
	10. Shared dispositive power:	3,035,942
	11. Aggregate amount beneficially owned by reporting person:	3,035,942
	12. Check if the aggregate amount in row 11 excludes certain shares: ☐	box not checked
	13. Percent of class represented by amount in row 11:	33.89%
	14. Type of reporting person:	Individual – “IN”

Amended items only:

Item 5. Interest in securities of the issuer.

This Form 13D Amendment is being filed prior to the receipt of the stock dividend previously announced by the issuer.

I am the owner of 3,035,942 shares of the issuer. I am employed by the issuer as its President, Chief Executive Officer and a Director.

SEC Form 13D Amendment No 13	Page: 3

I intend to acquire in excess of 50% of the issuer’s outstanding common stock in transactions priced at levels I find to be attractive. It is anticipated that such purchases will be open market transactions and I may utilize financing. I may, from time to time, dispose of shares of the issuer.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

As part of normal estate and investment planning, I intend to distribute up to 600,000 shares as separate property to my wife as well as relinquish any control over an Individual Retirement Account of which she is the beneficiary and which currently holds approximately 27,300 shares of the issuer.

Upon this distribution, I will have relinquished all control of any kind whatsoever over these shares. This distribution will be made shortly after the payment of the share dividend recently announced by the issuer.

I also intend to distribute approximately 100,000 shares to each of our children to be placed in trust for their education and welfare. I will continue to exert full control over these shares. It is intended that these shares will be sold within one year of the trusts being created.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jeffrey L Minch
President, CEO
Littlefield Corporation
2501 North Lamar Boulevard
Austin, Texas 78705
512-476-5141 PH
jminch@littlefield.com

21 April 2006